                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         Atchison Casting Corporation
      -------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, Par Value $0.01
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  046613105
      -------------------------------------------------------------------
                                (CUSIP Number)

                        Edmundson International, Inc.
     c/o Pamela B. Johnson, Esq., P.O. Box 5041, Thousand Oaks, CA 91359
                                (818) 597-3754
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 12, 1999
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Edmundson International, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              0
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              225,700
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              0
     With
                         10.  Shared Dispositive Power

                              225,700

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     225,700

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     2.96%

14.  Type of Reporting Person

     CO

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

      AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Delaware

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              225,700
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              225,700

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     225,700

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

      2.96%

14.  Type of Reporting Person

     CO

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Portshire Corp.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              40,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              40,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     40,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     .52%

14.  Type of Reporting Person

     CO

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lincolnshire Associates, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                              -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              40,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              -0-
     With
                         10.  Shared Dispositive Power

                              40,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     40,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     .52%

14.  Type of Reporting Person

     PN

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     California

                         7.   Sole Voting Power

                              506,512
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              506,512
     With
                         10.  Shared Dispositive Power

                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     506,512

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     6.64%

14.  Type of Reporting Person

     EP

CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Employees' Retirement Plan of Hajoca Corporation

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Pennsylvania

                         7.   Sole Voting Power

                              169,600
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              -0-
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              169,600
     With
                         10.  Shared Dispositive Power

                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     169,600

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     2.2%

14.  Type of Reporting Person

     EP

CUSIP NO. 046613105                   13D                            Page 1 of 6
                                 Amendment No. 1


                                  INTRODUCTION

         Edmundson International, Inc., a California corporation ("EII"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

         Only those Items amended are reported herein.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following paragraph:

         On April 23, 1999, EII purchased 5,000 shares of Common Stock on the open market at a purchase price of $8.81 per share, and on May 13, 1999, Lincolnshire Associates, Ltd. ("Lincolnshire") sold 10,000 shares of Common Stock on the open market at a sales price of $11.94 per share. On August 9, 1999, the Employees' Retirement Plan of Consolidated Electrical Distributors, Inc. ("CED Pension Plan") purchased 15,000 shares of Common Stock on the open market at a purchase price of $9.19 per share, and on August 10, 1999, the CED Pension Plan purchased 10,000 shares of Common Stock on the open market at a purchase price of $9.19 per share. On August 12, 1999, EII purchased 143,100 shares of Common Stock on the open market at a purchase price of $8.94 per share; on August 16, 1999, EII purchased 11,900 shares of Common Stock on the open market at a purchase price of $8.94 per share; on August 19, 1999, EII purchased 1,900 shares of Common Stock on the open market at a purchase price of $8.81 per share; on August 24, 1999, EII purchased 2,000 shares of Common Stock on the open market at a purchase price of $8.81 per share; on August 25, 1999, EII

CUSIP NO. 046613105                   13D                            Page 2 of 6
                                 Amendment No. 1

purchased 3,600 shares of Common Stock on the open market at a purchase price of $8.81 per share; on August 26, 1999, EII purchased 5,000 shares of Common Stock on the open market at a purchase price of $8.94 per share; on August 30, 1999, EII purchased 2,100 shares of Common Stock on the open market at a purchase price of $8.94 per share; on August 31, 1999, EII purchased 1,700 shares of Common Stock on the open market at a purchase price of $8.94 per share; on September 7, 1999, EII purchased 6,700 shares of Common Stock on the open market at a purchase price of $8.94 per share; and on September 9, 1999, EII purchased 2,700 shares of Common Stock on the open market at a purchase price of $8.94 per share. The total funds required to complete these purchases were $1,403,045 (inclusive of broker commissions). All funds were obtained from the working capital of EII, or its affiliate, Lincolnshire, and the working capital of the CED Pension Plan. A table identifying each purchase is included in Item 5(c) of this Amendment.


         Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10Q that it had 7,627,773 shares of Common Stock outstanding as of May 11, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

CUSIP NO. 046613105                   13D                            Page 3 of 6
                                 Amendment No. 1

Reporting Person  No. of   Percentage  Power to Vote     Power to Dispose
                  Shares    of Class   Shared   Sole    Shared        Sole
                  Benef.
                  Owned
-----------------------------------------------------------------------------
Edmundson Int.    225,700(1)  2.96%   225,700(1)        225,700(1)
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CED               225,700(1)  2.96%   225,700(1)        225,700(1)
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Lincolnshire       40,000     0.52%    40,000            40,000
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Portshire Corp.    40,000(1)  0.52%    40,000(1)         40,000(1)
-----------------------------------------------------------------------------
CED Pension Plan  506,512     6.64%             506,512              506,512
-----------------------------------------------------------------------------
Hajoca
Pension Plan      169,600     2.20%             169,600              169,600
-----------------------------------------------------------------------------

         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

     DATE                 PURCHASER            NO. SHARES      TOTAL COST ($)
--------------------------------------------------------------------------------
11/20/98              CED Pension Plan             20,000           179,000
--------------------------------------------------------------------------------
11/23/98              CED Pension Plan              2,900            26,332
--------------------------------------------------------------------------------
12/14/98              CED Pension Plan             20,000           181,600
--------------------------------------------------------------------------------
12/16/98              CED Pension Plan             25,000           227,000
--------------------------------------------------------------------------------
12/23/98              CED Pension Plan                200             1,741
--------------------------------------------------------------------------------
01/05/99              CED Pension Plan             10,000            90,800
--------------------------------------------------------------------------------
01/12/99              CED Pension Plan              1,800            16,456
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01/13/99              CED Pension Plan              8,200            74,968
--------------------------------------------------------------------------------
02/05/99              CED Pension Plan             80,000           749,800
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-------------------



(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 046613105                   13D                            Page 4 of 6
                                 Amendment No. 1

--------------------------------------------------------------------------------
02/05/99              Hajoca Pension Plan            20,000           187,450
--------------------------------------------------------------------------------
02/09/99              CED Pension Plan                3,000            29,055
--------------------------------------------------------------------------------
02/09/99              Lincolnshire                   50,000           484,250
--------------------------------------------------------------------------------
02/10/99              CED Pension Plan                6,600            63,508
--------------------------------------------------------------------------------
02/12/99              CED Pension Plan                2,000            19,120
--------------------------------------------------------------------------------
02/16/99              CED Pension Plan                8,800            84,078
--------------------------------------------------------------------------------
02/17/99              CED Pension Plan                3,100            29,248
--------------------------------------------------------------------------------
02/18/99              CED Pension Plan               11,100           102,766
--------------------------------------------------------------------------------
02/19/99              CED Pension Plan                5,400            50,249
--------------------------------------------------------------------------------
02/23/99              CED Pension Plan               20,000           198,700
--------------------------------------------------------------------------------
02/25/99              CED Pension Plan                2,200            21,857
--------------------------------------------------------------------------------
02/26/99              CED Pension Plan               11,800           115,608
--------------------------------------------------------------------------------
03/02/99              CED Pension Plan                  900             8,154
--------------------------------------------------------------------------------
03/03/99              CED Pension Plan                3,000            27,180
--------------------------------------------------------------------------------
03/08/99              CED Pension Plan               11,500           102,752
--------------------------------------------------------------------------------
03/09/99              CED Pension Plan                3,500            31,272
--------------------------------------------------------------------------------
03/10/99              CED Pension Plan               20,000           178,700
--------------------------------------------------------------------------------
03/15/99              CED Pension Plan                7,400            64,269
--------------------------------------------------------------------------------
03/16/99              CED Pension Plan                7,600            65,543
--------------------------------------------------------------------------------
03/17/99              CED Pension Plan                1,500            12,465
--------------------------------------------------------------------------------
03/23/99              CED Pension Plan               10,000            82,287
--------------------------------------------------------------------------------
03/24/99              CED Pension Plan                3,400            27,404
--------------------------------------------------------------------------------
03/30/99              CED Pension Plan               57,200           460,460
--------------------------------------------------------------------------------
03/31/99              CED Pension Plan               23,412           188,467
--------------------------------------------------------------------------------
04/01/99              CED Pension Plan               50,000           402,500
--------------------------------------------------------------------------------
04/05/99              CED Pension Plan               40,000           322,000
--------------------------------------------------------------------------------
04/06/99              Hajoca Pension Plan           149,600         1,204,280
--------------------------------------------------------------------------------
04/23/99              EII                             5,000            44,050
--------------------------------------------------------------------------------
05/13/99              Lincolnshire                 (10,000)         (484,250)
--------------------------------------------------------------------------------
08/09/99              CED Pension Plan               15,000           137,775
--------------------------------------------------------------------------------
08/10/99              CED Pension Plan               10,000            91,850
--------------------------------------------------------------------------------
08/12/99              EII                           143,100         1,278,599
--------------------------------------------------------------------------------
08/16/99              EII                            11,900           106,327
--------------------------------------------------------------------------------
08/19/99              EII                             1,900            16,739
--------------------------------------------------------------------------------
08/24/99              EII                             2,000            17,620
--------------------------------------------------------------------------------

CUSIP NO. 046613105                   13D                            Page 5 of 6
                                 Amendment No. 1

--------------------------------------------------------------------------------
08/25/99              EII                             3,600            31,716
--------------------------------------------------------------------------------
08/26/99              EII                             5,000            44,675
--------------------------------------------------------------------------------
08/30/99              EII                             2,100            18,764
--------------------------------------------------------------------------------
08/31/99              EII                             1,700            15,190
--------------------------------------------------------------------------------
09/07/99              EII                             6,700            59,865
--------------------------------------------------------------------------------
09/09/99              EII                             2,700            24,125
--------------------------------------------------------------------------------
TOTAL                                               901,812         7,514,364
--------------------------------------------------------------------------------

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e)      Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         EII beneficially owns 185,700 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire, is a wholly owned subsidiary of EII. Lincolnshire beneficially owns 40,000 shares of Common Stock. Therefore, EII, through its ownership of Portshire Corp., indirectly owns an additional 40,000 shares of Common Stock, a total of 225,700 shares of Common Stock. EII is itself a wholly owned subsidiary of CED. Therefore, through its ownership of EII and indirect ownership of Portshire Corp., CED indirectly owns 225,700 shares of Common Stock. CED Pension Plan beneficially owns 506,512 shares of Common Stock. Hajoca Pension Plan beneficially owns 169,600 shares of Common Stock.

CUSIP NO. 046613105                   13D                            Page 6 of 6
                                 Amendment No. 1


                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  September 10, 1999


                                              Edmundson International, Inc.



                                              By: /s/ John Parish
                                                 ----------------------------
                                              Its:  V-P
                                                  ---------------------------